Exhibit 23.1

Drake & Klein CPAs
A PCAOB Registered Accounting Firm

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this information statement, on Form 14-C and in any related prospectus, of our audit report dated January 17, 2012 relative to the consolidated balance sheets of Bulova Technologies Group, Inc.as of September 30, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended September 30, 2011 and 2010, as included in this information statement.

On January 1, 2012, the audit firm of Randall N. Drake CPA, PA changed its name to Drake & Klein CPAs. The change was reported to the PCAOB as a change of name.  This is not a change of auditors for the Company.

/s/ Drake & Klein CPAs

Drake & Klein CPAs
f/k/a Randall N Drake CPA PA
Clearwater, Florida
September 17, 2012

PO Box 2493 Dunedin, FL 34697-2493 727-512-2743	2451 McMullen Booth Rd. Suite 210 Clearwater, FL 33759-1362